CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated December 22, 2017 with respect to the financial statements and financial highlights of The Tocqueville Trust (including The Tocqueville Fund, The Tocqueville Opportunity Fund, The Tocqueville International Value Fund, The Tocqueville Gold Fund, The Delafield Fund, and The Tocqueville Select Fund) for the year ended October 31, 2017 which is incorporated by reference in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the captions "Financial Highlights", "Financial Statements", and "Counsel and Independent Registered Public Accounting Firm".

/s/ Grant Thornton LLP

Chicago, Illinois
February 26, 2018